CALIFORNIA MUNICIPAL TRUST


         An Annual Meeting of Shareholders of the Fund was held on June 16, 1999, where shareholders voted on the election of trustees and the ratification of KPMG LLP as the independent public accountants and the approval of the Preferred Share split and simultaneous reduction of the liquidation preference per Preferred Share of the Fund. With regards to the election of David C. Arch as elected trustee by the common shareholders of the Fund 2,999,755 shares voted in his favor and 37,972 shares withheld. With regards to the election of Howard J Kerr as elected trustee by the common shareholders of the Fund 2,999,755 voted in his favor and 37,972 shares withheld. With regards to the election of Dennis
J. McDonnell as elected trustee by the common shareholders of the Fund 2,999,755 shares voted in his favor and 37,972 shares withheld. The other trustees whose terms did not expire in 1999 were: Rod Dammeyer, Don G. Powell, Theodore A. Myers, Steven Muller, Hugo F. Sonnenschein and Wayne W. Whalen. With regards to the ratification of KPMG LLP as the independent public accountants for the Fund 2,975,306 shares voted in favor of the proposal, 10,200 shares voted against and 52,601 shares abstained. With regards to the prosposal to approve the Preferred Share split and simultaneous reduction of the liquidation preference per Preferred Share, the Meeting was adjourned until July 7, 1999 and further adjourned until July 28, 1999.